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                                  Exhibit 28.1


           THE ARNOLD PALMER GOLF COMPANY ANNOUNCES SIGNING OF MERGER
                      AGREEMENT FOR MANAGEMENT-LED BUY-OUT

OOLTEWAH, TENNESSEE, JUNE 3, 1999 - The Arnold Palmer Golf Company (OTC Bulletin
Board: APGC) announced today that it has entered into a merger agreement with APGC Holdings Company, LLC, pursuant to which APGC Acquisition Corp., a wholly-owned subsidiary of APGC Holdings Company, LLC, will merge with and into The Arnold Palmer Golf Company with the public shareholders of the Company receiving $1.20 per share cash. APGC Holdings Company, LLC, is a closely held company formed by Cindy L. Davis, President and Chief Executive Officer of The Arnold Palmer Golf Company, and John T. Lupton and Arnold D. Palmer, directors and shareholders of the Company, and certain of their affiliates.

                  The board of directors of the Company, relying upon the recommendation of a specially-appointed committee of independent directors and the report of the investment banking subsidiary of BB&T Corporation, Scott & Stringfellow, Inc., that such transaction is fair from a financial point of view to the Company shareholders, has approved the transaction and recommended to the Company shareholders that the merger be approved.

                  The merger is conditioned upon a majority of outstanding shares of the Company common stock voting in favor of the transaction and certain other customary conditions. It is anticipated that a proxy statement will be mailed to shareholders of record as of June 30, 1999, on or about July 15, 1999, and that a special meeting of shareholders to consider approval of the merger transaction will be held on or about August 13, 1999.

                  Under the merger agreement, the transaction can be terminated by APGC Holdings Company, LLC in certain circumstances, including a material adverse change in the business of the Company, and can be terminated by the Company in the event it receives an unsolicited offer and pursuant to the exercise of its fiduciary responsibilities enters into discussions or negotiations related thereto and in certain other circumstances.




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                  The Arnold Palmer Golf Company manufactures, markets and
distributes golf equipment under the brand names of its three franchise divisions: PALMER; HOTZ golf bags; and NancyLopezGolf equipment and products.

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Contact:

                  Mike Alday, Beth McCombs
                  Alday Communications, Inc.
                  (615) 791-1535